August 16, 2024

David Wilson
Chief Financial Officer
Powerfleet, Inc.
123 Tice Boulevard
Woodcliff Lake, NJ 07677

       Re: Powerfleet, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-39080
Dear David Wilson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing